ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 23 JULY 2008	OTCBB Code: OBTLY

EXECUTIVE LONG TERM SHARE PLAN

SHARE ISSUE – DR RODNEY HOUSTON

PERTH, AUSTRALIA – 23 July 2008 – Orbital Corporation Limited today announced the issue of shares to Dr Rodney Houston, the former Chief Executive Officer and Managing Director, in accordance with the terms and conditions of the Executive Long Term Share Plan as approved by shareholders.

The Board of Directors have exercised their authority under the Plan to make an ex-gratia allocation of 1,037,500 ordinary shares in the Company.  The remaining 907,500 Executive Long Term Share Plan shares offered, but not yet granted, have been forfeited by Dr Houston.

ENDS

CONTACTS	Keith Halliwell CFO & Company Secretary Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).